

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

June 12, 2018

Henry Val
Chief Executive Officer
TGI Solar Power Group Inc.
1011 Whitehead Road Ext.
Suite 102
Ewing, New Jersey 08638

   **Re: TGI Solar Power Group Inc.
     Amendment No. 1 to Registration Statement on Form 10
     Filed December 2, 2016
     File No. 000-51059**

Dear Mr. Val:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Mara L. Ransom

        Mara L. Ransom
        Assistant Director
        Office of Consumer Products